Exhibit 4.1

EXECUTION VERSION

FIRST AMENDMENT TO AMENDED and RESTATED CREDIT AGREEMENT

THIS FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (this “Agreement”) is made and entered into as of October 15, 2026, by and among SHOE STATION GROUP, INC., an Indiana corporation (the “Borrower”), the Banks (as defined herein) party hereto, and WELLS FARGO BANK, N.A., a national banking association, (together with its successors and assigns, the “Agent”), as Agent on behalf of itself and the Banks.

W I T N E S S E T H :

WHEREAS, Borrower, the financial institutions from time to time party thereto (the “Banks”), and Agent have executed and delivered that certain Amended and Restated Credit Agreement dated as of March 23, 2022 (and as the same may have been further amended, restated, supplemented, or otherwise modified from time to time before the date hereof, the “Credit Agreement”); and

WHEREAS, the Borrower has requested that the Agent and the Banks party hereto amend certain provisions of the Credit Agreement as set forth herein, and the Agent and the Banks party hereto have agreed to such amendments, subject to the terms and conditions hereof.

NOW, THEREFORE, for and in consideration of the above premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties hereto hereby covenant and agree as follows:

SECTION 1.
Definitions. Unless otherwise specifically defined herein, each term used herein (and in the recitals above) which is defined in the Credit Agreement shall have the meaning assigned to such term in the Credit Agreement. Each reference to “hereof,” “hereunder,” “herein,” and “hereby” and each other similar reference and each reference to “this Agreement” and each other similar reference contained in the Credit Agreement shall from and after the date hereof refer to the Credit Agreement as amended hereby.
SECTION 2.
Amendment to Credit Agreement.
(a)
The definition of “Adjusted Term SOFR” in Section 1.1 of the Credit Agreement is amended, so that it reads, in its entirety, as follows:

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to Term SOFR for such calculation provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

(b)
The definition of “Applicable Margin” in Section 1.1 of the Credit Agreement is amended, so that it reads, in its entirety, as follows:

“Applicable Margin” means the corresponding percentages per annum as set forth below based on the Consolidated Total Leverage Ratio:

Pricing Level	Consolidated Total Leverage Ratio	Commitment Fee	Applicable Margin for SOFR Loans	Applicable Margin for Base Rate Loans
I	Greater than 1.50 to 1.00	0.30%	2.00%	1.00%
II	Greater than 1.00 to 1.00, but less than or equal to 1.50 to 1.00	0.25%	1.50%	0.50%
III	Less than or equal to 1.00 to 1.00	0.20%	1.00%	0.00%

The Applicable Margin shall be determined and adjusted quarterly on the date on which the Borrower provides a Compliance Certificate pursuant to Section 8.2(a) for the most recently completed fiscal quarter of the Borrower (each such date, a “Calculation Date”); provided that (a) the Applicable Margin shall be based on Pricing Level III until the first Calculation Date occurring after the First Amendment Effective Date and, thereafter the Pricing Level shall be determined by reference to the Consolidated Total Leverage Ratio as of the last day of the most recently completed fiscal quarter of the Borrower preceding the applicable Calculation Date for the four fiscal quarters then ending, and (b) if the Borrower fails to provide a Compliance Certificate when due as required by Section 8.2(a) for the most recently completed fiscal quarter of the Borrower preceding the applicable Calculation Date, the Applicable Margin from the date on which such Compliance Certificate was required to have been delivered shall be based on Pricing Level I until such time as such Compliance Certificate is delivered, at which time the Pricing Level shall be determined by reference to the Consolidated Total Leverage Ratio as of the last day of the most recently completed fiscal quarter of the Borrower preceding such Calculation Date for the four fiscal quarters then ending. The applicable Pricing Level shall be effective from one Calculation Date until the next Calculation Date. Any adjustment in the Pricing Level shall be applicable to all Extensions of Credit then existing or subsequently made or issued.

Notwithstanding the foregoing, in the event that any financial statement or Compliance Certificate delivered pursuant to Section 8.1 or 8.2(a) is shown to be inaccurate and such inaccuracy, if corrected, would have led to the application of a higher Applicable Margin for any period (an “Applicable Period”) than the Applicable Margin applied for such Applicable Period, then (A) the Borrower shall promptly (and in any case within five (5) Business Days) deliver to the Administrative Agent a corrected Compliance Certificate for such Applicable Period, (B) the Applicable Margin for such Applicable Period shall be determined as if the Consolidated Total Leverage Ratio in the corrected Compliance Certificate were applicable for such Applicable Period, and (C) the Borrower shall promptly (and in any case within five (5) Business Days) and retroactively be obligated to pay to the Administrative Agent the accrued additional interest and fees owing as a result of such increased Applicable Margin for such Applicable Period, which payment shall be promptly applied by the Administrative Agent in accordance with Section 5.4. Nothing in this paragraph shall limit the rights of the Administrative Agent and Lenders with respect to Sections 5.1(b) and 10.2 nor any of their other rights under this Agreement or any other Loan Document.

The Applicable Margins set forth above shall be increased as, and to the extent, required by Section 5.13.

(c)
The definition of “Revolving Credit Maturity Date” in Section 1.1 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

“Revolving Credit Maturity Date” means the earliest to occur of (a) October 15, 2031, (b) the date of termination of the entire Revolving Credit Commitment by the Borrower pursuant to Section 2.5, and (c) the date of termination of the Revolving Credit Commitment pursuant to Section 10.2(a).

(d)
The definition of “Threshold Amount” in Section 1.1 of the Credit Agreement is amended and restated in its entirety to read as follows:

“Threshold Amount” means the greater of $10,000,000 and 10% of Consolidated EBITDA.

(e)
Section 1.1 of the Credit Agreement is amended by deleting the definition of “Term SOFR Adjustment” in its entirety.
(f)
Section 1.1 of the Credit Agreement is amended by adding the following new definitions in the appropriate alphabetical order:

“Evansville Property” means the real property owned by the Borrower and located at 7500 East Columbia Street, Evansville, Indiana, together with all buildings, improvements and fixtures thereon.

“First Amendment Effective Date” means the date on which each of the conditions precedent set forth in Section 3 of the First Amendment to Amended and Restated Credit Agreement, dated as of October 15, 2026, among the Borrower, the Banks party thereto and the Administrative Agent, has been satisfied.

“HQ Property” means any real property (together with all buildings, improvements and fixtures thereon) acquired, constructed or developed by the Borrower or any Subsidiary Guarantor after the First Amendment Effective Date for use as the corporate headquarters of the Borrower.

(g)
Clause (d) of the definition of “Consolidated EBIT” in Section 1.1 of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(d) (i) fees, costs and expenses incurred in connection with any Acquisition, Investment, Asset Disposition, issuance or incurrence of Indebtedness or Equity Interests, or amendment or other modification of any Loan Document, in each case whether or not consummated, (ii) integration, restructuring, severance and relocation costs and expenses (including costs and expenses relating to the relocation of the corporate headquarters and administrative functions of the Borrower and its Subsidiaries), and (iii) any other extraordinary, unusual or non-recurring cash expenses or losses mutually agreed upon by Borrower and the

Administrative Agent, in each case for such period; provided that the aggregate amount added back pursuant to clauses (d)(i) and (d)(ii) for any Reference Period shall not exceed twenty percent (20%) of Consolidated EBITDA for such Reference Period (calculated before giving effect to such add-backs); less

(h)
Clause (a) of the definition of “Permitted Acquisition” in Section 1.1 of the Credit Agreement is amended by deleting the reference to “fifteen (15) Business Days” therein and substituting “five (5) Business Days” therefor.
(i)
Section 3.3(a) of the Credit Agreement is amended, so that it reads, in its entirety, as follows:

Letter of Credit Commissions. Subject to Section 5.15(a)(iii)(B), the Borrower shall pay to the Administrative Agent, for the account of the Issuing Lender and the L/C Participants, a letter of credit commission with respect to each Letter of Credit in the amount equal to (i) in the case of commercial Letters of Credit, the daily amount available to be drawn under such commercial Letters of Credit times the Applicable Margin with respect to Revolving Credit Loans that are SOFR Loans and (ii) in the case of standby Letter of Credit, the daily amount available to be drawn under such standby Letters of Credit times the Applicable Margin with respect to Revolving Credit Loans that are SOFR Loans. Such commission shall be payable quarterly in arrears on the last Business Day of each calendar quarter (commencing with the first such date to occur after the issuance of such Letter of Credit), on the Revolving Credit Maturity Date and thereafter on demand of the Administrative Agent. The Administrative Agent shall, promptly following its receipt thereof, distribute to the Issuing Lender and the L/C Participants all commissions received pursuant to this Section 3.3 in accordance with their respective Revolving Credit Commitment Percentages.

(j) Section 9.1 of the Credit Agreement is amended by (i) deleting the word “and” at the end of clause (l) thereof, (ii) deleting the period at the end of clause (m) thereof and substituting “; and” therefor, and (iii) adding the following new clause (n) immediately following clause (m) thereof:

(n) Indebtedness of the Borrower or any Subsidiary Guarantor secured by Liens on any HQ Property permitted pursuant to Section 9.2(q) (including any such Indebtedness incurred to finance all or any part of the cost of the acquisition, construction, development or improvement of such HQ Property), and any Permitted Refinancing Indebtedness in respect thereof, in an aggregate principal amount not to exceed $35,000,000 at any time outstanding.

(k)
Section 9.2 of the Credit Agreement is amended by (i) deleting the word “and” at the end of clause (o) thereof, (ii) deleting the period at the end of clause (p) thereof and substituting “; and” therefor, and (iii) adding the following new clause (q) immediately following clause (p) thereof:

(q) Liens on any HQ Property (and on the rents, leases, insurance proceeds, condemnation awards and other proceeds thereof) securing Indebtedness permitted pursuant to Section 9.1(n); provided that such Liens do not at any time encumber any Collateral.

(l)
Section 9.6(d) of the Credit Agreement is amended so that it reads, in its entirety, as follows:

(d) so long as the Permitted Distribution Conditions are satisfied, the Borrower may make Restricted Payments in an aggregate amount not to exceed $40,000,000 in any Fiscal Year; and

(m)
Section 9.10 of the Credit Agreement is amended by (i) deleting the reference to “Sections 9.1(d) or (m)” in clause (a)(ii) thereof and substituting “Sections 9.1(d), (m) or (n)” therefor and (ii) deleting the reference to “Section 9.1(d)” in clause (c)(C) thereof and substituting “Section 9.1(d) or (n)” therefor.
(n)
Section 9.13 of the Credit Agreement is amended by adding the following at the end thereof:

Notwithstanding the foregoing, the Borrower and its Subsidiaries may (a) sell or otherwise transfer the Evansville Property in an Asset Disposition permitted pursuant to Section 9.5 and become or remain liable as lessee under a lease of all or any portion of the Evansville Property for a term (including all renewal and extension options) not to exceed five (5) years from the date of such sale or transfer, and (b) sell or otherwise transfer any HQ Property in an Asset Disposition permitted pursuant to Section 9.5 and become or remain liable as lessee under a lease of all or any portion of such HQ Property, so long as (i) such sale or transfer is made for fair market value as determined in good faith by the Borrower and (ii) any Indebtedness incurred pursuant to Section 9.1(n) and secured by such HQ Property is repaid in full substantially concurrently with such sale or transfer.

(o)
Section 12.1(a) of the Credit Agreement is amended by deleting the notice information for the Borrower in its entirety and substituting the following therefor:

Shoe Station Group, Inc., 1800 Innovation Point, 5th Floor, Fort Mill, South Carolina 29715, Attention of: W. Kerry Jackson, Executive Vice President and Chief Financial Officer, Telephone 803-650-4779, E-mail: kjackson@scvl.com

SECTION 3.
Conditions Precedent. This Agreement shall become effective only upon satisfaction of the following conditions precedent:
(a)
execution and delivery of this Agreement by Borrower, Agent, and each of the Banks;
(b)
execution and delivery of the Consent, Reaffirmation, and Agreement of the Guarantors at the end hereof by each of the Guarantors; and
(c)
receipt of all documents that Agent may reasonably request relating to the existence of each of Borrower and the Guarantors (including without limitation certified copies of the Articles of Incorporation and Bylaws, and any amendments thereto), the corporate authority for and the validity of the Loan Documents (as amended by this Agreement) (including without limitation certified copies of corporate resolutions of the Board of Directors of Borrower and the

Guarantors and incumbency certificates), and any other matters relevant hereto, all in form and substance satisfactory to Agent and each of the Banks;
(d)
receipt by Agent of evidence satisfactory to Agent that no material adverse change since January 31, 2026, in the business, assets, liabilities (actual or contingent), operations, financial condition of Borrower and its Subsidiaries taken as a whole or in the facts and information regarding such entities as represented to date;
(e)
receipt by Agent of evidence satisfactory to Agent that no action, suit, investigation, or proceeding pending or threatened in any court or before any arbitrator or governmental authority that purports to materially and adversely affect (i) Borrower or any of its Subsidiaries, taken as a whole, (ii) any transaction contemplated hereby, or (iii) the ability of Borrower or any of its Subsidiaries or any other Obligor under any Guarantee to perform its respective obligations under the Loan Documents (as amended hereby);
(f)
receipt of (i) an upfront fee to each of the Banks in an amount equal to .10% times such Bank’s Revolving Credit Commitment on the date hereof (after giving effect hereto) and (ii) all other costs, fees, and expense owed by Borrower to the Banks and Agent as of the date hereof subject to any limitations set forth in any engagement letter with the Banks and Agent related to this Amendment (with the Borrower hereby authorizing the Agent to debit its applicable deposit account maintained with the Agent and to apply the proceeds thereof to the payment of the foregoing items);
(g)
receipt and review, with results satisfactory to Agent and its counsel, of such information as Agent may reasonably request regarding litigation, tax, accounting, labor, insurance, pension liabilities (actual or contingent), real estate leases, material contracts, debt agreements, property ownership, environmental matters, contingent liabilities and management of Borrower and its Subsidiaries, including, without limitation, the results of Uniform Commercial Code lien searches and other litigation searches deemed necessary by Agent;
(h)
subject to Section 4(a), receipt, in each case in form and substance reasonably satisfactory to the Agent, evidence of property, business interruption and liability insurance covering each Credit Party (with appropriate endorsements naming the Agent as lender’s loss payee (and mortgagee, as applicable) on all policies for property hazard insurance and as additional insured on all policies for liability insurance), and if requested by the Agent, copies of such insurance policies; and
(i)
receipt of an opinion letter from each Obligors’ counsel, addressed to Agent and the Banks, and covering such matters as Agent shall require, all in form and substance satisfactory to Agent.
(j)
execution and delivery of the Florida Out-of-State Affidavit in the form of Exhibit A, attached hereto and made a part hereof, by the Borrower.
SECTION 4.
Post-Closing Covenants. In addition to all other covenants and agreements of Borrower set forth in the Loan Documents, Borrower hereby covenants and agrees that it shall timely comply with the following and any failure to do so shall constitute an immediate Event of Default:
(a)
On or before October 30, 2026 (or such later date as may be agreed to by Agent in writing in its sole discretion), Borrower shall deliver to Agent appropriate endorsements naming the Agent as lender's loss payee (and mortgagee, as applicable) on all policies for property insurance, each in form and substance reasonably satisfactory to Agent.
SECTION 5.
Miscellaneous Terms.
(a)
Effect of Agreement. Except as set forth expressly hereinabove, all terms of the Credit Agreement and the other Loan Documents shall be and remain in full force and effect, and shall constitute the legal, valid, binding, and enforceable obligations of Borrower. Except to the extent otherwise expressly set forth herein, the amendments set forth herein shall have prospective application only from and after the date of this Agreement.
(b)
No Novation or Mutual Departure. Borrower expressly acknowledges and agrees that (i) there has not been, and this Agreement does not constitute or establish, a novation with respect to the Credit Agreement or any of the other Loan Documents, or a mutual departure from the strict terms, provisions, and conditions thereof, other than with respect to the amendments contained in Section 2 above; (ii) nothing in this Agreement shall affect or limit Agent’s and Banks’ right to demand payment of liabilities owing from Borrower to Agent and Banks under, or to demand strict performance of, the terms, provisions, and conditions of the Credit Agreement and the other Loan Documents, to exercise any and all rights, powers, and remedies under the Credit Agreement or the other Loan Documents or at law or in equity, or to do any and all of the foregoing, immediately at any time after the occurrence and continuance of a Default or an Event of Default under the Credit Agreement or the other Loan Documents; and (iii) the amendments in Section 2 above shall not apply to any other past, present, or future noncompliance with any provision of the Credit Agreement or any of the other Loan Documents and do not constitute any course of dealing between Agent, Banks, and Borrower.
(c)
Ratification. Borrower (i) hereby restates, ratifies, and reaffirms each and every term, covenant, and condition set forth in the Credit Agreement and the other Loan Documents to which it is a party effective as of the date hereof and (ii) restates and renews each and every representation and warranty heretofore made by it in the Credit Agreement and the other Loan Documents as fully as if made on the date hereof and with specific reference to this Agreement and any other Loan Documents executed or delivered in connection herewith (except with respect to representations and warranties made as of an expressed date, in which case such representations and warranties shall be true and correct as of such date).
(d)
No Default. To induce Agent and the Banks a party hereto to enter into this Agreement and to continue to make advances pursuant to the Credit Agreement (subject to the terms and conditions hereof and thereof), Borrower hereby acknowledges and agrees that, as of the date hereof, and after giving effect to the terms hereof, there exists (i) no Default or Event of Default and (ii) no right of offset, defense, counterclaim, claim, or objection in favor of Borrower or arising out of or with respect to any of the Loans or other obligations of Borrower owed to the Agent and the Banks under the Credit Agreement or any other Loan Document.

(e)
Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same instrument. This Agreement may be executed by each party on separate copies, which copies, when combined so as to include the signatures of all parties, shall constitute a single counterpart of the Agreement.
(f)
Fax or Other Transmission. Delivery by one or more parties hereto of an executed counterpart of this Agreement via facsimile, telecopy, or other electronic method of transmission pursuant to which the signature of such party can be seen (including, without limitation, Adobe Corporation’s Portable Document Format) shall have the same force and effect as the delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by facsimile or other electronic method of transmission shall also deliver an original executed counterpart, but the failure to do so shall not affect the validity, enforceability, or binding effect of this Agreement.
(g)
Section References. Section titles and references used in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreements among the parties hereto evidenced hereby.
(h)
Further Assurances. Borrower agrees to take, at Borrower’s expense, such further actions as Agent shall reasonably request from time to time to evidence the amendments set forth herein and the transactions contemplated hereby.
(i)
Severability. Any provision of this Agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.
(j)
Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the internal laws of the State of New York but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of New York.

[Continued on following page.]

IN WITNESS WHEREOF, each of the Borrower, the Agent, and the Banks a party hereto has caused this Agreement to be duly executed by its duly authorized officer as of the day and year first above written.

BORROWER:

SHOE STATION GROUP, INC.,
an Indiana corporation

By: /s/ W. Kerry Jackson

Name: W. Kerry Jackson
Title: Executive Vice President – Chief Financial
Officer, Treasurer and Assistant Corporate
Secretary

[SHOE STATION—FIRST AMENDMENT]

AGENT AND BANKS:

WELLS FARGO BANK, N.A., as Agent and a
Bank

By: /s/ John Whitner

Name: John Whitner
Title: Executive Director

[SHOE STATION—FIRST AMENDMENT]

BANK OF AMERICA, N.A., as a Bank

By: /s/ Michael T. Sands

Name: Michael T. Sands
Title: Senior Vice President

[SHOE STATION—FIRST AMENDMENT]

CONSENT, REAFFIRMATION, AND AGREEMENT OF GUARANTORS

Each of the undersigned (i) acknowledges receipt of the foregoing First Amendment to Amended and Restated Credit Agreement (the “Agreement”), (ii) consents to the execution and delivery of the Agreement by the parties thereto, and (iii) reaffirms all of its respective obligations and covenants under that certain Amended and Restated Subsidiary Guaranty Agreement dated as of March 23, 2022 (as amended, restated, supplemented, or otherwise modified from time to time) and, in each case, agrees that none of its respective obligations and covenants thereunder shall be reduced or limited by the execution and delivery of the Agreement.

This Consent, Reaffirmation, and Agreement of Guarantors (this “Consent”) may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same instrument. This Consent may be executed by each party on separate copies, which copies, when combined so as to include the signatures of all parties, shall constitute a single counterpart of the Consent.

Dated: October 15, 2026

[CONTINUED ON FOLLOWING PAGE]

SCLC, INC., a Delaware corporation

By: /s/ Alex T. Bruce

Name: Alex T. Bruce
Title: President, Secretary and Treasurer

SCHC, INC., a Delaware corporation

By: /s/ Timothy Derr

Name: Timothy Derr
Title: President, Treasurer and Assistant Secretary

ROGAN SHOES, INCORPORATED, a
Wisconsin corporation

By: /s/ W. Kerry Jackson

Name: W. Kerry Jackson
Title: Vice President and Treasurer

[SHOE STATION—FIRST AMENDMENT]

Exhibit A

FORM OF Florida Out-of-State Affidavit of BORROWER

[See attached.]

FLORIDA OUT-OF-STATE AFFIDAVIT OF BORROWER

STATE OF SOUTH CAROLINA

COUNTY OF YORK

I, W. Kerry Jackson, after being duly sworn, depose and say:

(1)
I am the Executive Vice President – Chief Financial Officer, Treasurer and Assistant Corporate Secretary of Shoe Station Group, Inc., an Indiana corporation (the “Borrower”).
(2)
On the date hereof, I, on behalf of the Borrower and with full authorization, executed that certain First Amendment to Amended and Restated Credit Agreement (the “Amendment”) to be dated on or about the date hereof, by and among the Borrower, the other Loan Parties party thereto, the financial institutions party thereto, and Wells Fargo Bank, National Association (together with its successors and assigns, the “Agent”), in Ft. Mill, South Carolina.
(3)
On the date hereof, I, on behalf of Borrower, caused the Amendment to be delivered to A.K. Lange., via overnight courier (to Greenberg Traurig, LLP, 3333 Piedmont Road, NE, Suite 2500, Atlanta, GA 30305, Attn: A.K. Lange), in Atlanta, Georgia.
(4)
This Affidavit is made for the benefit of Agent for compliance with the laws of the State of Florida relating to documentary stamp taxes.

[CONTINUED ON FOLLOWING PAGE]

FURTHER AFFIANT SAYETH NOT:
Signature of Borrower: shoe STATION GROUP, Inc.	Dated as of October ___, 2026
By: __________________________ Name: W. Kerry Jackson Title: Executive Vice President – Chief Financial Officer, Treasurer and Assistant Corporate Secretary

Subscribed and sworn (or affirmed) before me on this ______ day of October, 2026, by W. Kerry Jackson, the Executive Vice President – Chief Financial Officer, Treasurer and Assistant Corporate Secretary of Shoe Station Group, Inc., an Indiana corporation, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public, State of South Carolina
(Official Seal)	, Notary Public
Notary's printed or typed name

My commission expires:

My county of residence:

[SHOE STATION—FLORIDA OUT-OF-STATE AFFIDAVIT (EXECUTION)]